FOIA Confidential Treatment Requested by ViroPharma Incorporated Pursuant to 17 CFR 200.83 of certain portions of this letter. Such confidential information is identified below by asterisks, and such confidential information has been provided separately to the staff of the Division of Corporation Finance.

August 1, 2006 Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re:	ViroPharma Incorporated

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

File No. 000-21699

Dear Mr. Rosenberg:

On behalf of ViroPharma Incorporated (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated July 6, 2006. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies, page 54

Product Sales, page 55

1.	Your disclosure here indicates that changes in the usage of Vancocin could materially impact your sales related accruals in future periods. In addition, based on your First Quarter 2006 Financial Conference Call archived on your web site, we understand that small changes in the assumptions underlying your estimate of wholesaler inventory levels could significantly affect that estimate. Based on these disclosures, please provide us, in disclosure-type format, the following information about your sales related accruals:

a.	Quantitative information about the impact that reasonably likely changes to each of the significant assumptions underlying each accrual would have on your liquidity, financial position and results of operations;

b.	Qualitative and quantitative information about the basis or bases for your estimate of sales discounts;

c.	Additional qualitative and quantitative information about how you estimate channel inventory, including the following that we understand based on that conference call:

i.	The fact that you do not obtain inventory data from your wholesalers and that you intend to purchase this data if the price would be reasonable and

ii.	That your estimate, at a minimum, incorporates IMS prescription data and assumptions about wholesaler inventory levels when you acquired Vancocin in November 2004 and the number of packs per prescription, by class of trade (hospitals, retail, government and long-term care);

d.	Quantitative information about the bases you disclose for estimating your other sales related accruals, to the extent these bases are quantifiable;

e.	The extent to which the bases for your estimates are from external sources; and,

f.	The total amount of product that could potentially be returned, in sales dollars and disaggregated by expiration period.

Please provide this information as of December 31, 2005. In addition, due to the significant reduction in sales during the first quarter of 2006 and the resulting, apparently significant re-estimation of wholesaler inventory levels, please separately update this information as of March 31, 2006. So that we can better assess this information, please also provide us a transcript of the portions of that conference call discussing sales of Vancocin and your estimates of its wholesaler inventory levels.

Response: In our response below, we have (1) supplementally summarized our sales-related accruals and the impact on liquidity, financial position and results of operations, collectively referred to as “financial statements”, (2) supplementally discussed our estimates of channel inventory and (3) provided revised disclosure to improve clarity, which we propose to include in our future filings, beginning with the second quarter Form 10-Q that we intend to file shortly. The item numbers identified below in (parentheses) address the specific items in your comment letter.

In addition, we have attached the transcript of the conference call, as Exhibit A, which includes the specific impacts on the first quarter of 2006.

(1) Summary of Sales Related Accruals

We maintain the following accruals (1a, 1b, 1d):

Returns – Estimated product returns due to expiration or damage.

Discounts – Customer discounts related to payment terms.

Chargebacks and Government Rebates – Estimated liabilities related to contractual pricing with government agencies (such as, Medicare, Medicaid, Veterans Association)

Returns (1a) have minimal impact on our financial statements. They were listed in an effort to provide a complete picture of sales related accruals in critical accounting policies. The subjectivity related to these accruals has a low risk of material correction. [***] This percentage is based upon Vancocin’s historical rate of returns, including both Lilly’s experience and ours. [***] This analysis considers the channel inventory, the demand for the product, current pricing and historical returns. [***]

Discounts (1a, 1b, 1d) are related to payment terms and are accrued at 2% of gross sales. We fully accrue the sales discount each month. Since our customers consistently take the payment discount, there are de minimis adjustments related to discounts and de minimis potential impact on the financial statements.

Chargebacks and rebates (1a, 1b, 1d) are related to government agencies, which could vary significantly as estimates are necessary related to (1) unit sales to each government agency or purchased at the retailer by a patient enrolled in a government program, (2) the timing of price increases, which increase the chargeback and rebate amount, and (3) changes in governmental programs. [***] We have not had an adjustment that has materially impacted the financial statements related to chargebacks and rebates since acquiring the product in November 2004. We believe that if the rate of chargebacks and rebates as a percentage of annual gross sales was incorrect by 10%, our financial statements would be impacted by approximately $1.0 million in the period of correction.

(2) Discussion of Channel Inventory

As a component of our assessment of revenue recognition, we evaluate our sales to wholesalers, who are our customers, to determine that the four criteria required for revenue recognition prescribed in SAB 104 have been met. Our evaluation includes estimating the levels of inventory of our product that are in the wholesaler channel. The purpose of this additional analysis is to further support the criteria of revenue recognition related to product returns. We made a business decision when we purchased Vancocin that we would not enter into “fee-for-service” or inventory management agreements with the wholesalers due to our judgment of the limited benefit versus the cost of such arrangements. As a result of this decision, we have used traditional estimation techniques, described below, as a means to understand what levels of inventory may exist in the wholesalers’ inventory. During the second quarter of 2006, we negotiated arrangements with two of our largest three customers to obtain their inventory balances of Vancocin at the end of each month (1e). The two customers from whom we now get data have historically represented the customers with the most variable ordering patterns. The data we now receive indicated that our previous estimates were materially correct.

During 2005 and the first quarter of 2006, we estimated wholesaler inventory levels using units shipped by us to the wholesalers and IMS prescription data (1c, 1e). [***] The final component of this particular process includes an analytical review where we would determine the reasonableness of the estimate in the context of the ordering patterns and the underlying demand in the marketplace for the product.

The conclusion we reached with the actual return data that we experienced and the expected demand compared to the estimate of channel inventory support the criteria for revenue recognition under SAB 104.

(3) Modifications of Critical Accounting Policies Disclosure

Product Sales—(Paragraph one is modified in comment 4.)

We establish accruals for chargebacks and rebates, sales discounts and product returns. These accruals are primarily based upon the history of Vancocin, including both Lilly and our ownership periods. We also consider the volume and price of our products in the channel, trends in wholesaler inventory, conditions that might impact patient demand for our product (such as incidence of disease and the threat of generics) and other factors.

In addition to internal information, such as unit sales, we use information from external resources, which we do not verify, to estimate the channel inventory. Our external resources include prescription data reported by IMS Health Incorporated and written and oral information obtained from two of our three largest wholesaler customers with respect to their inventory levels.

Chargebacks and rebates are the most subjective sales related accrual. While we currently have no contracts with private third party payors, such as HMO’s, we do have contractual arrangements with governmental agencies, including Medicaid. We establish accruals for chargebacks and rebates related to these contracts in the period in which we record the sale as revenue. These accruals are based upon historical experience of government agencies’ market share, governmental contractual prices, our current pricing and then-current laws, regulations and interpretations. We analyze the accrual at least quarterly and adjust the balance as needed. We believe that if our estimates of the rate of chargebacks and rebates as a percentage of annual gross sales was incorrect by 10%, our operating income and accruals would be impacted by approximately $1.0 million in the period of correction. Although we have not had a material adjustment for our chargeback and rebate related accruals from our acquisition of Vancocin to date, the factors address above could ultimately result in material impact on future periods.

Product returns are minimal. Product return accruals are estimated based on Vancocin’s history of damage and product expiration returns and are recorded in the period in which we record the sale of revenue. At each reporting period, we also compare our returns accrual balance to the estimated channel inventory to ensure the accrual balance is reasonable and within an acceptable range. For example, if the estimated channel inventory is at a high level, we could be required to adjust our accrual upward. We believe any adjustment would be immaterial.

Discounts are related to payment terms and are fully accrued in the period in which we record the sale of revenue. Since our customers consistently take the payment discount, we do not believe that future periods will be materially impacted by a change in a previous discount accrual.

Financial Statements, page 70

Notes to the Consolidated Financial Statements, page 75

Note 2. Basis of Accounting and Summary of Significant Accounting Policies, page 75

Inventories, page 76

2.	Please provide us, in disclosure-type format, your policy for estimating and establishing an allowance for slow-moving or obsolete inventory.

Response: We estimate slow-moving or obsolete inventory based on expiration date of the product in inventory. We have one commercial product, which has a [***] shelf life. Our policy of selling our inventory on a first-in, first-out basis results in our inventory having the longest shelf life possible. Our inventory reporting includes the expiration date by lot and we review the expiration dates and inventory turns on at least a quarterly basis. Since purchasing Vancocin in 2004, we have had no slow-moving or obsolete inventory and with C. difficile-associated disease (“CDAD”, the condition that Vancocin treats) being at an epidemic level, we are not anticipating any in the known future. Therefore, we believe that there is no need for an allowance for slow-moving or obsolete inventory as of December 31, 2005 or March 31, 2006.

Intangible Assets, page 76

3.	Please tell us why you appear to believe that it is appropriate to amortize customer relationships on a straight-lined basis. As contemplated by paragraph 12 of SFAS 142, please illustrate how this method reflects the pattern in which the economic benefits of these relationships are consumed or explain why this pattern could not be reliably determined.

Response: A straight-lined basis was utilized to amortize the customer relationships because it best represents the revenues that will be derived from these customers. We choose to straight line customers relationships because approximately 90-95% of our sales are to the wholesalers who have historically been the three largest pharmaceutical wholesalers. These customers have existed for a great number of years, and, as such, the customers when we bought Vancocin are expected to be the same customers for the next twenty-five years of selling Vancocin.

Revenue Recognition, page 77

4.	Please provide us, in disclosure-type format, a revised product revenue recognition policy that more affirmatively states what you do when you believe that wholesaler inventory levels are too high and there may be excess inventory in the channel. While your policy now states that you may not process wholesaler orders or that you may defer revenue on the delivered product, it is not clear that your policy is to consistently do one or the other.

Response: Our policy attempts to reflect both our accounting position and our business position as we believe that circumstances determine our actions. Additionally, we now receive inventory data from two of our three major customers. To address your comment, we intend to modify our disclosure in future filings, beginning with the second quarter Form 10-Q that we intend to file shortly, as found in Critical Accounting Policies and marked below:

Product Sales—Product revenue is recorded upon delivery to the wholesaler, when title has passed, price is determined and collectibility is reasonably assured. At the end of each reporting period, as part of an analysis of returns, utilizing our revenue recognition policy (derived from the criteria of SEC Staff Accounting Bulletin No. 104, including Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists”) we analyze our estimated channel inventory and we may defer recognition of revenue on product that has been delivered if we believe that channel inventory at a period end is in excess of ordinary business needs and the value of potential returns is materially different than our returns accrual. Further, in connection with our analysis of returns, if we believe inventory levels are increasing without a reasonably correlating increase in prescription demand, we may proactively determine not to process wholesaler orders until these levels are reduced. From our acquisition of Vancocin in November 2004 through June 30, 2006, we have not delayed any orders.

Please note that the sentence regarding inventory data was moved from this paragraph to the sales-related accrual paragraph, as revised in response 1 above. These changes will also be reflected in future 10-K filings in the SOSAP footnote in the financial statements.

Note 6. Intangible Assets, page 82

5.	Please elaborate for us on your disclosure that the accounting for the additional payments, based on net sales of Vancocin within each calendar year through 2011, as additional purchase price is in accordance with SFAS 141. In doing so, please tell us the specific paragraphs within SFAS 141 that you considered and how they support your accounting. To the extent your accounting is based on paragraph 28, please address why you believe these payments are contingent on maintaining or achieving specified earnings levels in future periods. In addition, please tell us how you considered paragraph 34 and why you do not appear to believe that these payments represent profit sharing.

Response: The purchase price of Vancocin was negotiated to include additional purchase price if ViroPharama experienced net sales in an amount materially in excess of that experienced by Lilly. [***]. With this understanding, we considered SFAS 141 in our accounting for the Vancocin acquisition. FAS 141, ¶34 states that payments made that are associated with contingent agreements are an expense only if the payments are for “services or use of property or profit sharing”.

After the transition, which was sixty days, was complete, Lilly was no longer involved in the operations of Vancocin. Although Lilly’s manufacturing of Vancocin could be considered a service, we are paying for that service through the purchase of the product to fill orders, which is recorded as cost of sales. The additional payments are not for payment of this service. We were free to change manufacturers and planned to do so when we purchased Vancocin. In fact, we have recently done so, with the change resulting in a price equal to or less than those unit costs we paid to Lilly.

We consider a profit sharing agreement to be one in which payments are made based upon net sales from the first dollar through total net sales, perhaps with a maximum threshold. Additional payments due to Lilly are not profit sharing as there is no payment on any revenues under the set threshold. [***]

Also, these payments are only contingent upon net sales, not gross profit or other measure of profitability after considering operating costs. Additionally, the payment is fully contingent and only required on a specific band of net sales, including an upper threshold. For example, in 2005, we were required to pay Lilly 50% of every dollar of net sales earned after we reached $44 million, up to $65 million. Since we exceeded the $65 million upper threshold as well, we were required to pay Lilly 50% of $21 million ($65 million less $44 million). Therefore, we do not believe that these payments represent a profit sharing agreement.

Based on these understandings and literature, we concluded that the additional payments were contingent consideration.

Note 9. Acquisition, License and Research Agreements, page 86

6.	Please provide us, in disclosure-type format, a discussion of the aggregate milestone payments that you may have to make under these agreements and the events that would trigger the payment of these milestones. This discussion would appear to have been required by paragraphs 14(a) of SFAS 68. To the extent these payments were reasonably likely to materially affect your future liquidity or results of operations, this discussion would appear to have been required, in MD&A, by Items 303(a)(1) and (3)(ii) of Regulations S-K, respectively.

Response:

Our agreement with GSK provides that we shall make milestone payments upon the achievement of certain events. The terms of the GSK agreement are described in our 10-K under the heading “Strategic Relationships” in the Business section and also discussed in the liquidity section of the MD&A of our 10-Q for the quarter ended March 31, 2006. In the 10-Q, we identify that a milestone payment could be payable to GSK should we achieve certain product development events, one of which could occur as early as the middle of 2006. The Company will modify this disclosure in the 10-Q for the period ended June 30, 2006 to disclose the specific milestone trigger and future filings will include a description of milestone trigger which could occur in the following 12 months.

The specific amount of each milestone was afforded confidential treatment pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 as the amount of the payments constitute competitive information, the disclosure of which would be likely to result in substantial competitive injury. Amounts payable to GSK will be disclosed in the quarterly report or annual report for the corresponding period in which the payment occurs.

Individually and in the aggregate, the milestone payments are not expected to materially affect our liquidity. Furthermore, they are based on progress in clinical development and regulatory filings and approval. Due to the uncertainty of these events, our position is to disclose the nature of the milestone when it becomes more likely than not that it will be reached.

Our agreements with Schering-Plough, SIGA and Wyeth do not require ViroPharma to make milestone payments.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements, page 3

Notes to the Consolidated Financial Statements, page 7

Note 3. Intangible Assets, page 8

7.	Based on your disclosures on page 15, 16 and 26, you are opposing an attempt by the Office of Generic Drugs (“OGD”) to change the approach towards making vancomycin hydrochloride capsules bioequivalence decisions and that you will continue to monitor the actions of the OGD and consider the effects of your opposition actions. Based on your disclosure here, the OGD had already changed its approach and, if the revised approach remains in effect, this change could result in a reduction to the useful life of the Vancocin-related intangible assets and could result in an impairment charge.

In light of all this, please describe, in disclosure-type format, how you considered each of the following in (i) specifically determining that the undiscounted cash flows would be sufficient to recover the carrying value of these assets, (ii) specifically determining that there were not indicators requiring a change in useful life at that time, and (iii) apparently concluding that amortizing these assets on a straight-lined basis reflects the pattern in which the economic benefits of these assets are consumed:

a.	The relative probability that your opposition efforts would or would not be successful in having the OGD revert to its original approach;

b.	The extent to which there are any generic competitors currently trying to enter this market and that, if your opposition efforts are not successful, the time period in which they may enter the market could be reduced;

c.	The extent to which you continue to believe that regulatory hurdles, product manufacturing trade secrets, know-how and related non-patent intellectual property may present barriers to market entry of generic competition, as you had previously disclosed on page 13 of your Form 10-K.

Responses:

(i)	We were made aware of an attempt by the Office of Generic Drugs (“OGD”) to change the approach towards making vancomycin hydrochloride capsules bioequivalence decisions. We filed a petition to stay on March 17, 2006 and made subsequent submissions outlining our legal arguments and our initial scientific arguments during the second quarter of 2006. We consider both our legal and scientific arguments to be compelling and are continuing to proactively seek a reversal of this change in approach. We believe that projected undiscounted cash flows will be sufficient to recover the carrying value of the intangible assets recorded primarily for the following reasons:

The bases for OGD’s recent actions relating to Vancocin are not at all clear to us, as OGD has not provided us with any information. We believe the scientific merits of our arguments are compelling. For example, three important criteria identified by OGD that an ANDA drug must demonstrate for a bioequivalence waiver are high permeability, highly solubility and rapid dissolution. We believe that these criteria must be viewed under physiologically relevant conditions. We have submitted data that supports our view that Vancocin does not meet any of these criteria under such conditions. Moreover, our scientific arguments are supported by credible data that appear to be contrary to OGD’s conclusions. Furthermore, from a public safety perspective, in light of the current epidemic involving a hypervirulent strain of CDAD, any approval of a drug for treating this disease in the absence of human clinical data would not be supported by a benefit risk analysis. As noted above, OGD has not provided us with any information as to the bases for its recent actions. [***].

The undiscounted cash flows (“fair value”) of Vancocin greatly exceed the carrying value of the intangible asset at March 31, 2006. The unaudited net sales of Vancocin was approximately $54 million in 2004, the year of acquisition when the purchase price valuation was performed. Our current guidance for net sales is $160 to $170 million for 2006. [***]. What the generic market’s reaction to this guideline change will be is undeterminable. It could result in many generics entering the market, which could reduce our market share to a greater level than our fair value assumptions. However, it is equally likely that only one or two could enter the market due to diminishing returns, which could have less of an impact on our market share, which is closer to our fair value assumptions.

As noted in our quarterly filings and our Form 10-K, we continue to believe that regulatory hurdles, product manufacturing trade secrets, know-how and related non-patent intellectual property may present barriers to market entry of generic competition. The strength of these hurdles will be determined in connection with our current opposition to the recent change in approach by OGD.

(ii)	Our fair value calculation included generic considerations. While we have indications that the traditional route for generic approval of bioequivalence could change, assuming the OGD resists our opposition, we do not believe at this time that the 25 years is not appropriate life for Vancocin. Our determination is based on the fact that Vancocin is still the only approved product to treat CDAD and incidences have risen to epidemic levels since November 2004, increasing the market for Vancocin. Additionally, we believe that Vancocin will still be used to treat CDAD to some degree, even with generics in the market.

[***]. In this regard we note that in a presentation to the GPhA Technical Advisory Committee in February 2006, Gary Beuhler, Director, OGD, stated that the median review time for abbreviated new drug applications is approximately 16 months. [***].

(iii)	A change by the OGD would not result in our changing the straight-line method by which we are amortizing the intangible assets. In accordance with paragraph 12 of FAS 142, we straight-line the intangible assets as that most accurately represents the revenues that will be derived from the assets.

To address your comment, we intend to modify our disclosure in future filings, beginning with the second quarter Form 10-Q that we intend to file shortly, as marked below:

In March 2006, the Company learned that the Office of Generic Drugs (“OGD”), Center for Drug Evaluation and Research of the Food and Drug Administration (“FDA”) had changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vitro bioequivalence testing for vancomycin hydrochloride capsules. Since this change in approach could, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, be defined as a triggering event and potentially impact the recoverability or useful life of the Vancocin-related intangible assets, the Company assessed the Vancocin-related intangible assets for potential impairment or change in useful life. The outcome of the Company’s opposition to the OGD change in approach can not be reasonably determined and the impact of this change on market share and net sales is uncertain. However, the Company determined that no impairment charge was appropriate at this time as management believes undiscounted cash flows, which considers some level of generic impact, will be sufficient to recover the carrying value of the asset and there has been no change to fair value, which exceeds book value.

In the event the OGD’s revised approach for Vancocin remains in effect, the time period in which a generic competitor may enter the market could be reduced. This could result in a reduction to the useful life of the Vancocin-related intangible assets. Management currently believes there are no indicators that would require a change in useful life at this time as management believes that Vancocin will continue to be utilized along with generics that may enter the market.

A reduction in the useful life, as well as the timing and number of generics, will impact our cash flow assumptions and estimate of fair value, perhaps to a level that could result in an impairment charge. The Company will continue to monitor the actions of the OGD and consider the effects of our opposition actions and the announcements by generic competitors or other adverse events for additional impairment indicators and will reevaluate the expected cash flows and fair value of our Vancocin-related assets at such time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to Vincent Milano, Vice President and Chief Financial Officer at (610) 321-6225, or to Thomas F. Doyle, Vice President and General Counsel at (610) 321-6202.

Very truly yours,

/s/ Michel de Rosen
Michel de Rosen

Exhibit A

Excerpts related to Vancocin sales and inventory from the transcription of the first quarter 2006 earnings call for ViroPharma Incorporated

Michel:	While demand was in very strong our wholesalers choose to believe the inventory down significantly. As we have discussed on our prior quarterly calls our Vancocin sells have been impacted every quarter since we acquired the product by changes in the wholesalers’ inventory levels. The first quarter of 2006 marked the first quarter of our honor ship during which that shows to adjust the levels downward to this degree. The magnitude of the believe down by our wholesalers is directly related to a higher than estimated wholesaler inventory in the beginning of 2006. Since we have not board inventory data from our wholesalers we - like many companies in our space estimate our inventory based on many factors including IMS data, the number of packs per prescript and opening inventorying levels. We take it very seriously and have dedicated to this task significant time and attention since acquisition of Vancocin in end of 2004. Our estimates appeared correct throughout 2005. In late first quarter 2006, however it became apparent to us that our estimated channel inventory in the beginning of 2006 was understating. It’s important for you to understand that there is vary ability in all of the factors that go into our estimates. We have done an enormous amount of work around this issue and believe that the two factors that contributed the most to this underestimate are the following:

First we believe that there was more in the starting wholesaler inventory when we acquired the product in late 2004 than we believed. And second our calculation of packed prescript was likely off. With all the character surrounding the variability of all of the input that reflected in our estimate our best guess is that we under estimated wholesalers 2006 starting inventory by a couple of weeks; therefore the strong demand during the quarter is evidence by strong IMS data was met by combination of our wholesalers choosing to reduce the inventory levels by an estimated three to four weeks. And us supplying the wholesalers thus the discrepancy between patient demands is measured by IMS and our sales for the quarter. In order to minimum the uncertainty in our estimates relating to wholesaler inventory and assuming we can do so at a reasonable price we intend to buy certain wholesalers inventory data. We have included the effect of some additional drawn down that occurred in April in the reiteration of our 2006 full year net sales guidance of 160 to 170million. We are encouraged by the fact that we have seen all of our wholesalers return to ordering at levels more consistence with estimated demand beginning in the second half of April. This is all goes well for the remainder of the year. Even though net sales of Vancocin were what they were, patient demand is strong. Our 2006 net sales guidance which we’re confirming today is reflected of that demand. The strong demand that we have seen combined with the noise of the growing CDAD epidemic that we continue to hear from front leaders and in the scientific and lead press and the apparent return by wholesalers to ordering at levels more consistence with demand in the second half of April gives us confidence in confirming our previous net sales guidance of 160 to 170million for 2006; which we believe represents the demand based forecast from now to the end of the year an appropriately assumes no additional changes in channel inventory. Ladies and gentlemen on our 2005 year end call we shared with you our now reintegrated net sales guidance for 2006. I can not forget the confusion some of our investors had over our guidance when we first announced it in February; particularly as it is related to the perception of conservative. Well the forecasting for Vancocin sales is challenging for multiple reasons including the continuing increase and incidents of CEAD and the increase and severity of this potentially life threatening disease. Fluctuations in the buying patterns of the our customers, the wholesalers which have experienced during every quarter in which we own the product as well as the multiple variables which must be considered when creating our internal forecasts. As you have heard some of these important variables did in fact cause a fluctuation in net sales.

Vinnie:	… net sales as Michel mentioned demand for Vancocin as measured by IMS data was exceptionally strong finishing the quarter 39% above the first quarter of 2005; however, a portion of this demand was met by meaningful reduction in inventory levels on the part of our wholesalers. What that means to us is that despite the great growth in demand for the products the reduction in inventory detracted from our otherwise strong financial results and as such we recorded $29 million in net sells for the quarter.

Question from Thomas Way.

Thomas:	I had some questions on the Vancocin sales and the inventory stocking. I guess I am a little bit confused as to why you think that it’s the level of inventory that existed back in December and the pack. What made you to eliminate actual prescription demanding growth and usage of the product as a variable in the underestimation in the inventory stocking?

Vinnie:	Thomas this is Vin, good morning. We didn’t eliminate it; by no means did we eliminate it. It was one of the important factors in the equation. What we tried to highlight in the prepared comments was that in March when we did not see the ordering from the wholesalers that we believe was consistent with what we had estimated demand to be it forced us to go back and look and reevaluate our estimates of what was in the channel generally. As we picked apart each one of the factor the things that came to light in that analysis was that the pack script small variables in those numbers. For example, if you go from two pack per script to 1.9 pack per script you could have a meaningful number of days difference in the estimate at the end of the inventory channel. So the work convinced us that there was enough variability in our estimates and the actual sales data convinced us that we must have underestimated what was in the channel during 2005. The other factor that we mentioned on the call was that again doing more diligence and analysis is that it was likely that we underestimated the inventory at the beginning when we brought the product that was in the channel. You may remember back then we assumed it was very close to zero. So we’re just highlighting the two things that we think are the most likely causes, but I want to caution everyone these are estimates with multiple factors and small variables in those factors could cause different results. So in order - prospectively to manage this challenge and understand better what’s in the channel we intend to approach the buyers or the wholesalers to buy the data so that we have more certainty around what is in the channel? With regards to the point going forward Thomas because of these estimates and the range that the estimates can cause - we’re not anticipating unless we buy the data and again it’s as soon as we can get a reasonable price that we will be giving roles forward of the inventory, wholesaler inventory channel. We’ll focus more on changes during the quarter.

Thomas:	And just so that I am perfectly clear here, what are your assumptions now for how much inventory there was when you acquired the product and can you remind me - how many weeks of inventory do you now think there were at the end of the fourth quarter and now at the end of the first?

Vinnie:	Sure. So again subject to all the caveats that we just discussed and the variability and the estimates let me share with everyone what our best guess is and what the impact is of this analysis that we’ve done in March and April. First when we brought the product based on information we received from Lily, based on the fact that there were dropped shipments being made in November and December of 2004 we were of the opinion that the wholesale inventory channel was relatively dry. So very close to zero. During 2005 using all of these factors and our estimates rolling forward period to period we had assumed that the channel went from zero to four weeks. Okay, so we assumed that there was approximately a four week change in the channel during the year. Frankly not surprising so when you apply some experience and some logic to those changes during 2005 there was consistencies there as well. We had a situation with a product that growing demand so certainly wholesalers were in need of the product to supply their customers. And then too we were aggressive in our price increase which is also consistent with wholesalers, restocking to a high level than a lower level if you will. So our estimate at the end of December was four weeks when we finished the year. When we identified in March - when it became apparent to us in March that the ordering was not at levels consistent with demand. We went back and revisited it and so what we can say today is that our best guess is that there might have been two to three weeks more in the channel at the end of December or the beginning of January of this year. I don’t know if you asked this question, but I’ll answer it anyway. With all the caveats again our best guess at the end of March is somewhere in between 2 1/2 weeks to3 1/2 weeks.

Thomas:	And how much more came down in April do you think?

Vinnie:	We’re not going to give those specifics, Thomas. What we’ve said is that we want to - as a courtesy to investors and analyst we want to preview the fact that we did continue to see some draw down in the early part of April and that importantly the ordering patterns of the wholesalers at the back half of April is much more consistent with what we would estimate demand to be. So we can’t say for certain that the problem is over, but we have reasons to be confident that it’s over based on the ordering patterns and the demand levels that we expect. And importantly in the guidance, another point that I think is important to your question Thomas is that the re-reiteration of the guidance to 160 to 170million includes the impact of the additional draw down.

Thomas:	When you acquire the product in December of 04 what is your estimate now of how much there was?

Vinnie:	We can’t - for reasons that we’ve talked about in terms of the variability we haven’t dissected and said that the two to three week difference between our estimate at the end of December and our, let’s call it “Looking back,” now with different information of an additional two to three weeks is X due to pack prescript and Y due to starting inventory. We’re saying that at the end of the two most likely contributors to the combination of two to three weeks being the additional inventory that was likely to be in the channel. But it’s impossible for us to say - unless we buy the data and get absolute certainty from all the wholesalers what they had at that point and time, we can’t say for sure what was in the channel at that point and time. It’s an estimate.

Michel:	Just to add to what Vinnie said. We brought the product not in December, but in November 2004 and second as we said earlier our intention is to buy these data, but we don’t want to pay as unreasonable price. That’s why we don’t want to promise that we will have these data very soon.

Thomas:	One last question here. Just going back to the original thing that I asked, you’ve now given us some information that actually sound quite specific in terms of there having been drop shipments when right before you had acquired the product. In addition that if there was a reduction in the pack per - that would actually kind of fly in the face of what we know about the severity of the disease and that people seem to be giving more and more severe disease. So those two factors actually don’t seem consistent.

Vinnie:	Okay let me try and maybe we can ask Josh to comment on the pack prescript, but let me take an attempt at this Josh. First of all Thomas the drop shipments were because the wholesale - you know again we believe that the wholesalers were out of inventory and the needed to get it. So its drop shipment to the wholesalers who - a particular distribution center of one of the big three rated and they didn’t have any product and the needed it. So there’s really not a relationship between a drop shipment to a wholesaler’s distribution center and the packs per script. I am not making the connection that you made. On the packs per script as a reminder there are several classes of trade that Vancocin is used in if you will, hospitals, retail, government, sectors, long term care and each one of those presents obviously a portion of the total prescription and each one of those has a different mathematical calculation if you will of what the packs per script is for that specific class of trade. So the complication of the packs per script is that it’s not simply one number. It’s the math of each class of trade and then you’re applying a waited average based on the IMS demand data, prescription data to come up with an estimate of what the packs per script are. And again so now we’re multiplying multiple factors that are in some respect assumption to come to an estimate. And importantly when we look back and say what drove us to the estimate we made before the mathematics and the business and the experience makes sense. It wasn’t until we saw in March when the orders weren’t consistent with the estimated demand that we said we must have underestimated because the channel should have been dry. But again it’s multiplying factor of the variables that drive the pack per script for variance. Again simply put a small difference of a few basis points means several days to a week up or down. So if a pack per script went up there will be less in the channel packs for script go down it’s more in the channel. That’s the level of estimation that we have to do and therefore the variability.

Question from Bernadine Long with Infinity Capitol

Bernadine:	Hi thanks for taking my call. . . . with regards to the wholesalers do you anticipate on contacting all wholesalers or a proportion of the wholesalers or can you give us the number that you are going to contact to try to get the inventory level from?

Vinnie:	With regards to the wholesalers this is a reminder 95% of the business comes from the big three wholesalers and depending on the information which we get from the first one, we’ll call the second one and so on, but we’re not going to provide any score card if you will. But 95% of the business is driven by the big three.

Question Joe Slovinski from Thomas Partners

Joe:	Good morning. Michel I know you’ve touched on this on the call, but I wanted to dig a little deeper into the reiteration of the 06 guidance. . . . It seems that your guidance assume at least some inventory reduction, is that the case or did you expect the year to be just heavily backend loaded?

Michel:	Look the guidance that we reiterating today on the top line the 160 to 170 let’s not assume any change in the inventory level at wholesalers between now and the end of the year.

Vinnie:	I think Joe - I think your question is related to our original guidance. You know the forecasting for Vancocin as Michel shared in his comments requires a lot of assumptions especially in a situation where we have a growing epidemic and it increase severity. And importantly we confirmed in this quarter growing demand for the product and so it’s difficult when you have a product growing at these rates to actually come up with a precise forecast. Also we’re forecasting from the beginning of the year which by definition means we have 12 full months that we’re trying to guess as opposed to today we only have nine months that we’re trying to guess. We took into account inventory stocking, but certainly not to the degree that it happened.

Question from Meg Malloy from Goldman Sach

Meg:	Thanks very much. I want to get your sense of the dollar value of inventory that was worked down during the quarter giving some of the variances that kind of occurred there.

Vinnie:	Meg I’ll try to put a range around the draw down and it’s only a range maybe between $10 and $15million depending on how you define a weeks worth of inventory. But again as Michel said our estimate is that it was a three to four week production in the channel compared to what the estimate was for the beginning of the year. And go back to the guidance - reiterating the guidance that’s included in our, obviously included and reflected in our reiteration today of 160 to 170.

Question for Joel Sendex from Lazerd Capitol

Joel:	The first has to do again with the inventory I am just wondering you said three to four weeks of an impact in this quarter and you also said that the inventory bill was about zero to four weeks during 2005. I am wondering why doesn’t mean that effectively right now the wholesalers are down to effectively zero inventory which kind of an intangible situation which would then led them to - built back inventory for the balance of the year.

Vinnie:	So Joel let me try to take that question. I think that you know again we learned - it became apparent to us late in March or in March that our estimates must have been understated because the ordering wasn’t consistent with what we estimated demand to be. Following that point which I think is how they could go to zero we continue to see additional draw downs in April. So that confirmed that our estimates again must have been understated by a little bit too some degree. With regards to the wholesalers and what levels they want it’s hard for us to comment on each individual wholesaler’s behavior, but the one that we can. And secondly you know their level of speculation that they might want to employ in terms of buying a product that they think the price might change on. With regards to the service level this has been a very reliable product. We’ve never missed supplies since we brought the product. So it’s not - we actually can reduce their level of required inventory and they could still maintain their very high service standards. On the spec buying standpoint we don’t know for sure what they do because that’s what - by definition spec buying and that’s one of the reasons we want to buy data so we’d have a better understanding of that. We were less aggressive with our most recent price increase and whether or not that changes their buying patterns. Again we can’t say for certain, but if we’re handicapping two reasons why they’re at a lower level than maybe they had traditionally been those are the better two that we have today.